15047681

AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH. D.C. 194

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hines Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**TX**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Prosperie 713-966-7808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1111 Bagby, Suite 4500	**Houston**	**TX**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

× Certified Public Accountant

⋯ Public Accountant

⋯ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CP 3/12/15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Frank Apollo, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc. as of and for the year ended December 31 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

February 26, 2015

Date

Chief Operating Officer and
Financial Operations Principal

NITA J. CHESNEY
Notary Public
STATE OF TEXAS
My Comm. Exp. 01-24-2019

Notary Public

This report ** contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) ( ) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document)
(x) (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section K of SEC Rule 15c 3-3 (the "Exemption Report") and the Report of Independent Registered Public Accounting Firm Thereon

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HINES SECURITIES, INC.

(S.E.C. I.D. No. 8-66096)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Hines Securities, Inc.:

We have audited the accompanying financial statements of Hines Securities, Inc., (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hines Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule g, h and i, listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2015

HINES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH	$ 8,797,964
DUE FROM AFFILIATES	1,003,719
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $815,233 at December 31, 2014	45,549
PREPAID EXPENSES	693,880
TOTAL	$ 10,541,112

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 2,371,931
Accrued expenses	1,372,381
Due to affiliate	382,602
Other liabilities	2,261,872
Total liabilities	6,388,786
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 10,000 shares; issued and outstanding, 2,753 shares at December 31, 2014	27
Additional paid-in capital	27,435,973
Retained deficit	(23,283,674)
Total stockholder's equity	4,152,326
TOTAL	$ 10,541,112

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENT OF OPERATIONS
As of December 31, 2014

REVENUES:	
Sales commissions	$ 43,192,632
Dealer manager fees	16,797,859
Recoveries of organizational and offering costs	21,975,073
Placement agent fees and recoveries	3,376,576
Other recoveries	30
Total revenues	85,342,170
EXPENSES:	
Salaries and wages	24,919,855
General and administrative	8,081,301
Legal and other professional fees	1,394,608
Travel, meals, and entertainment	2,834,017
Marketing	3,172,901
Commissions to selling broker-dealers	41,245,099
Marketing fees to selling broker-dealers	7,656,649
Depreciation expense	16,322
Total expenses	89,320,752
NET LOSS	$ (3,978,582)

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(3,978,582)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense		16,322
Change in operating assets and liabilities:		
Decrease in due from affiliates		160,558
Increase in prepaid expense		86,153
Decrease in accounts payable		(1,397,188)
Decrease in accrued expenses		(1,596,372)
Increase in due to affiliates		174,989
Increase in other liabilities		1,453,944
Net cash used in operating activities		(5,080,176)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of furniture, equipment and leasehold improvements		(1,831)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock		2,000,000
NET DECREASE IN CASH		(3,082,006)
CASH — Beginning of year		11,879,970
CASH — End of year	$	8,797,964

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE — January 1, 2014	2,553	$ 25	$ 25,435,975	$ (19,305,092)	$ 6,130,908
Issuance of common stock	200	2	1,999,998	-	2,000,000
Net loss	-	-	-	(3,978,582)	(3,978,582)
BALANCE — December 31, 2014	2,753	$ 27	$ 27,435,973	$ (23,283,674)	$ 4,152,326

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc., was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. Hines Securities, Inc. is a wholly owned subsidiary of Hines Securities Manager, LLC. Hines Real Estate Investments, Inc. became Hines Securities, Inc. (the "Company") on December 15, 2011. The Company was formed for the purpose of serving as the dealer-manager for marketing the common shares being offered by Hines Real Estate Investment Trust, Inc. ("Hines REIT"), an affiliate of the Company. Hines REIT ceased accepting new sales of shares for subscriptions dated after December 31, 2009, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Hines REIT third offering.

On August 5, 2009, Hines Global REIT, Inc. ("Hines Global REIT") commenced its initial public offering, pursuant to which it offered a maximum of $3.5 billion in common shares (the "Initial Global Offering"). The Initial Global Offering was terminated on January 30, 2013. On February 4, 2013, Hines Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares (the "Second Global Offering"). The Second Global Offering ceased accepting new sales of shares on April 11, 2014, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as a part of the second offering.

On August 20, 2014, Hines Global REIT II, Inc. ("Hines Global REIT II") commenced its initial public offering, pursuant to which it is offering a maximum of $2.5 billion in common shares (the "Initial Global II Offering"). The Initial Global II Offering is expected to terminate on or before August 20, 2016.

On June 4, 2012, HMS Income Fund, Inc. ("HMS Income Fund") commenced its initial public offering pursuant to which it is offering a maximum of $150 million in common shares. The initial public offering is expected to terminate on or before June 4, 2015.

In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to perform as a dealer manager on a best efforts basis for the business development company of HMS Income Fund, to its list of permissible business activities. Hines Interests Limited Partnership, an affiliate of the Company, and certain of its affiliates (collectively, "Hines") is the sponsor of Hines REIT, Hines Global REIT, Hines Global REIT II, HMS Income Fund and other private real estate funds. The Company participates in the distribution and sale of interests in certain of these funds as the dealer manager.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2014, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership (the "Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $214,340 at December 31, 2014. Due from affiliates also includes amounts due from Hines Global Advisors Limited Partnership (the "Global Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $594,744 at December 31, 2014, and amounts due from Hines Global REIT II for 2014 of $10,323 at December 31, 2014. Due from affiliates

also includes amounts due from HMS Adviser LP (the "HMS Adviser") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $129,333 at December 31, 2014.

Also included in due from affiliates are amounts due from Hines related to private placement reimbursements totaling $53,978 at December 31, 2014 (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Private placement fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — The Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT, Hines Global REIT, Hines Global REIT II and HMS Income Fund. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines Global REIT II's and HMS Income Fund's common shares and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of Hines Global REIT II's, and HMS Income Fund's common shares, (3) facilities and technology costs and other costs and expenses associated with the Offering and marketing of Hines Global REIT II's and HMS Income Fund's common shares, (4) costs and expenses of conducting Hines Global REIT II's and HMS Income Fund's educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by the Global II Advisor and HMS Adviser. These expenses, totaling $22,975,073 for the year ended December 31, 2014, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses consist of insurance and software licenses, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of salaries and internal sales commissions due to the Company's employees of $916,839 December 31, 2014 (see Note 4).

Due to Affiliates — Due to affiliates comprises amounts due to Hines Global II Advisors Limited Partnership (the "Global II Advisor") related to organizational and offering cost reimbursements (see above), as well as various other support services (see Note 3) of $382,602 at December 31, 2014.

Subsequent Events — The Company has evaluated subsequent events through February 26, 2015, the date the financial statements were issued.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — Hines Global REIT — The Company has entered into a dealer-manager agreement (the "Global DMA") with Hines Global REIT for the marketing of common shares being offered pursuant to the initial offering. The Global DMA related to the initial offering expired on January 30, 2013, in conjunction with the termination of the initial offering. On January 29, 2013, the Company executed a Global DMA for a second offering. The Global DMA related to the second offering expired on April 11, 2014.

The Global DMAs for the initial and second offerings provided that Hines Global REIT pay the Company selling commissions in an amount up to 7.5% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% could be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT's dividend reinvestment plan. The Global DMA also provided that Hines Global REIT pay the Company a dealer-manager fee in the amount of up to 2.5% of the gross proceeds of the common shares sold, of which 1.5% could be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT's dividend reinvestment plan.

Additionally, Hines Global REIT or the Global Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — Hines Global REIT II — The Company has entered into a dealer-manager agreement (the "Global II DMA") with Hines Global REIT II on August 12, 2014 and amended on December 12, 2014, for the marketing of common shares being offered pursuant to the Hines Global REIT II initial offering. The Global II DMA related to the initial offering is expected to expire on August 20, 2016. The Global DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines Global REIT II or the Company under certain circumstances.

The Global II DMA for the initial offering provides that Hines Global REIT II pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT II's dividend reinvestment plan. The Global II DMA also provides that Hines Global REIT II pay the Company a dealer-manager fee in the amount of up to 3% of the gross proceeds of the common shares sold, of which a portion may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT II's dividend reinvestment plan.

Additionally, Hines Global REIT II or the Global II Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — HMS Income Fund — The Company has entered into a dealer-manager agreement (the "HMS DMA") with HMS Income Fund for the marketing of common shares being offered pursuant to the HMS Income Fund initial offering. The HMS DMA will terminate on the effective date that the HMS Income Fund initial offering is terminated. The HMS DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by HMS Income Fund or the Company under certain circumstances.

The HMS DMA for the HMS Income Fund initial offering provides that HMS Income Fund pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to HMS Income Fund's dividend reinvestment plan. The HMS DMA also provides

that HMS Income Fund pay the Company a dealer-manager fee in the amount of up to 3% of the gross proceeds of which up to 1.5% may be allowed to selected broker-dealers as a marketing fee. No dealer-manager fee will be paid with respect to the common shares sold pursuant to HMS Income Fund's dividend reinvestment plan.

Additionally, HMS Income Fund or the HMS Adviser may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 1.5% of gross proceeds for expenses incurred by the Company.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with the Advisor related to certain services that the Advisor has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on August 8 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid on a monthly basis. For the year ended December 31, 2014, $1,619,671 was included in general and administrative expense, and approximately $302,849 was included in salaries and wages in the accompanying statement of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with Hines. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by Hines.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These expenses, totaling $3,346,576 for the year ended December 31, 2014, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Hines Global REIT second offering as well as Hines Global REIT II initial offering and HMS Income Fund initial offering. The selected dealer agreements related to the Hines Global REIT second offering expired on April 11, 2014. The selected dealer agreements related to Hines Global REIT II and the HMS Income fund initial offerings are due to expire on the date that the respective offerings are terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Hines Global REIT second offering , Hines Global REIT II initial offering and the HMS Income Fund initial offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the Hines Global REIT II initial offering and the HMS Income Fund initial offering (subject to certain reductions related to sales to related parties and sales volume discounts) and will pay no selling commissions related to shares issued pursuant to Hines Global REIT second offering, Hines Global REIT II, or to HMS Income Fund's dividend reinvestment plans. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fee it receives from Hines Global REIT second offering, Hines Global REIT II initial offering or HMS Income Fund initial offering.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Hines Real Estate Investments, Inc., Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" of Hines REIT, Hines Global REIT, Hines Global REIT II, and HMS Income Fund shares as defined in the

Plan. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion. On December 31, 2006, the Plan was amended to fully vest and distribute account balances for certain employees in 2007. On December 31, 2008, the Plan was amended and restated to remove additional deferral options available to participants.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards will be paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2014, the Company granted LTI Awards of $775,348 and recognized compensation expense of $1,909,716. The related payable of $2,236,649 at December 31, 2104, is included in other liabilities in the accompanying balance sheet.

Hines Global REIT Retention Bonus Award — On June 9, 2014, the Company entered into agreements with certain employees to pay retention bonuses that will be paid upon the liquidation of the Hines Global REIT. The aggregate commitment for payments to the employees, as of December 31, 2014, is currently estimated to be $8,235,000. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of Hines Global REIT. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company . The Company makes a periodic accrual for the amount of the bonuses that are expected to be due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is June 30, 2018. During the year ended December 31, 2014, $1,176,429 was recognized as an expense associated with the bonuses. The accrual for this payment is reflected in the line item "Other liabilities" on the balance sheet as of December 31, 2014.

Operating Leases — The Company leases its office and certain office equipment under noncancelable operating leases. At December 31, 2014, future minimum rental commitments under these leases were as follows:

Years Ending December. 31	
2015	1,379
2016	918
Total	$ 2,297

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2014, the Company had net capital, as defined, of $2,409,178, which was $1,983,259 in excess of its required net capital of $425,919, and its ratio of aggregate indebtedness to net capital was 2.65 to 1.

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC.

Schedule g

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2014

	2014
COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$4,152,326
Deductions:	
Nonallowable assets:	
Due from affiliates	1,003,719
Prepaid expenses and other assets	693,880
Furniture, equipment, and leasehold improvements — net	45,549
Net capital before haircuts on securities	2,409,178
NET CAPITAL	$2,409,178
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$6,388,786
TOTAL AGGREGATE INDEBTEDNESS	$6,388,786
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.65 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 425,919
Excess (deficient) net capital	$1,983,259

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2014, as filed on January 27, 2015.

HINES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2014

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule. During the period June 1, 2014 through December 31, 2014, the Company met the provisions for the (k)(2)(i) exemption without exception.